Exhibit 99.2

Nebius Group N.V.

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

Date	12 November 2025
Our ref	20250012
Subject	Nebius Group N.V. – Legal Opinion on Prospectus Supplement

Dear Sirs,

We, Warendorf, have acted as special legal advisers to Nebius Group N.V. (the “Company") in connection with the sale from time to time by the Company (the “Offering”) of up to 25,000,000 Class A Ordinary Shares with a nominal value of EUR 0.01 each in the capital of the Company (the “Offer Shares”) as described in the Prospectus Supplement filed by you with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) (the “Prospectus Supplement”).

This legal opinion is furnished to you in order to be filed in connection with the Offering with the U.S. Securities and Exchange Commission. Unless otherwise defined in this legal opinion (including the Schedule) or unless the context otherwise requires, words and expressions defined in the Prospectus Supplement will have the same meaning when used in this legal opinion

For the purpose of this legal opinion we have examined and relied on the documents listed in the Schedule (the "Documents") and such other documents as we in our absolute discretion have deemed relevant.

In connection with our examination and in giving the opinions expressed below we have assumed:

a)	the genuineness of the signatures on the Documents, the authenticity and completeness of the Documents submitted to us as originals, the conformity to the original documents of any Documents submitted to us as drafts, (electronic or hard) copies or translations and the authenticity and completeness of the original documents;

Warendorf has its offices in Amsterdam and is registered with the Commercial Register under number 34374797. Warendorf is a partnership of limited liability companies and is the exclusive contracting party in respect of all commissioned work. This work and all legal relations with third parties shall be governed by the General Terms of Warendorf, which include a limitation of liability. These terms, which have been filed with the District Court at Amsterdam, may be consulted at www.warendorf.nl and will be forwarded upon request.

b)	that (1) no defects (gebreken) attach to the formation (totstandkoming) of the Company and that the Deed of Incorporation has been signed by a Dutch civil-law notary (notaris) on the basis of a valid certificate of no-objection (verklaring van geen bezwaar) and (2) the Extract, the Shareholders Register and the factual confirmations contained in the Corporate Resolutions accurately and completely reflect the matters purported to be evidenced thereby

c)	that (1) the Company has not been dissolved (ontbonden), declared bankrupt (failliet verklaard) or granted a (provisional) suspension of payments ((voorlopige) surseance van betaling verleend), (2) no resolution has been adopted for the dissolution or application made for the bankruptcy or (provisional) suspension of payments of the Company, (3) the Company is not subject to special measures (bijzondere voorzieningen) or emergency regulations (noodregeling) under the Financial Supervision Act (Wet op het financieel toezicht), (4) no order for the administration of assets of the Company has been made, and (5) no foreign insolvency proceedings have been commenced in respect of the Company;

d)	that the specific terms of the Offering, including the terms of the Offering and the terms of each placement of Class A Shares under such Offering, have been validly authorized and approved by any Executive Director of the Company pursuant to the Delegated Authorities referred to and defined in the Board Resolutions;

e)	that the Offer Shares (1) will be sold out of the treasury holdings of the Company as recorded in the Shareholders Register of the Company from time to time and at the time of their issue were validly issued and fully-paid, or (2) will be issued by the Company pursuant to one or more deeds of issue with payment in full of the Offer Shares;

f)	that no acquiror of the Offer Shares is subject to, controlled by or otherwise connected with a person, organisation or country which is subject to, United Nations, European Union or Dutch sanctions implemented or effective in the Netherlands under or pursuant to the Sanction Act 1977 (Sanctiewet 1977), the Economic Offences Act (Wet economische delicten) or Regulations of the European Union; and

g)	that any foreign law which may apply with respect to the sale of the Offer Shares does not affect this legal opinion.

This legal opinion is given only with respect to Dutch law in force as at the date hereof and as applied and generally interpreted on the basis of case-law published as at the date hereof. We do not assume any obligation to advise you (or any other person entitled to rely on this legal opinion) of subsequent changes in Dutch law or in the interpretation thereof.

Based on and subject to the foregoing and subject to the qualifications set out below and matters of fact, documents or events not disclosed to us, we express the following opinions:

1	The Company is duly incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and is validly existing under Dutch law as a limited liability company (naamloze vennootschap).

2	The Offer Shares have been validly issued and fully-paid and are non-assessable.

The opinions expressed above are subject to the following qualifications:

(A)	Our opinions expressed herein are subject to and limited by applicable Dutch or foreign bankruptcy, suspension of payment, insolvency, reorganisation and other laws relating to or affecting the rights of creditors or secured creditors generally (including any reconstruction, arrangement, compromise or private restructuring plan pursuant to the Act on Court Confirmation of Private Composition (Wet homologatie onderhands akkoord)).

(B)	The term non-assessable” as used in this legal opinion means that the holder of a share will not by reason of merely being such holder, be subject to assessment of calls by the Company or its creditors for further payment on such share.

This legal opinion is strictly limited to the matters stated herein and is not to be read as extending by implication to any other matters in connection with the Documents or otherwise. This legal opinion is given subject to, and may only be relied upon on, the express condition that (i) Warendorf is the exclusive contracting party, (ii) in respect of Dutch legal concepts, which are expressed in this legal opinion in English terms, the original Dutch terms shall prevail, (iii) this legal opinion shall be governed by, and construed in accordance with, Dutch law, (iv) all disputes arising from or in connection with this legal opinion shall be submitted to the exclusive jurisdiction of, and shall be exclusively decided by, the competent court in Amsterdam, without prejudice to the right of appeal and appeal to the Supreme Court, and (v) our liability in respect of this legal opinion shall be limited to the amount which can be claimed under the professional liability insurance(s) taken out by us, increased by the amount which we have to bear as our own risk pursuant to the terms of such insurance(s).

This legal opinion is strictly limited to the matters stated herein and may not be read by implication as extending to matters not specifically referred to and may only be relied upon in connection with the Offering. We hereby consent to the filing of this legal opinion with the U.S. Securities and Exchange Commission and the reference to Warendorf in the Prospectus Supplement under the caption “Legal Matters”. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933 or the rules and regulations promulgated thereto.

Yours faithfully,

Warendorf

SCHEDULE

1	a copy of the deed of incorporation of the Company, dated 10 June 2004 (the "Deed of Incorporation") and a copy of the Deed of Conversion from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a limited liability company (naamloze vennootschap), dated 19 January 2007;

2	a copy of the Articles of Association of the Company as last amended according to the Extract on 22 August 2025 (the "Articles of Association");

3	an extract in respect of the Company from the Commercial Register (Handelsregister), dated 10 November 2025 updated by an extract dated 12 November 2025 (together: the "Extract");

4	a copy of the Shareholders Register of the Company, dated 12 November 2025 (the “Shareholders Register”);

5	a copy of the minutes of the General Meeting of the Company, dated 21 August 2025 (the "Shareholders Resolutions");

6	a copy of the written resolutions (unanimous written consent) of the Board of Directors of the Company, dated 10 November 2025 (the "Board Resolutions" and together with the Shareholders Resolutions: the "Corporate Resolutions”);

7	a copy of the Prospectus Supplement.

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